August 19, 2025

   VIA E-MAIL

   Peter J. Shea, Esq.
   Seward & Kissel LLP
   One Battery Park Plaza
   New York, NY 10004

                  Re: Founder Funds Trust (the    Trust   ) and Founders 100
ETF (the    Fund   )
                      File Nos. 333-28898 and 811-24107

   Dear Mr. Shea:
           On July 23, 2025, you filed a registration statement on Form N-1A on behalf of
   Founder Funds Trust (the    Trust   ), a new trust to register shares of the
Founders 100 ETF
   (the    Fund   ). We have reviewed the registration statement and have
provided our
   comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
   PROSPECTUS
   SUMMARY INFORMATION, pages 1-9
   Principal Investment Strategies, pages 1-4
1. The disclosure on page 1 under    Principal Investment Strategies    states
that the Adviser
   defines a    Founder-Led Company    as a    business where a person who
established the
   company... serves as...    Please disclose how the Fund is defining    a
person who
   established the company   .
2. The first paragraph of the section entitled    Principal Investment
Strategies    on page 1
   states that the Fund is an actively managed ETF that seeks to achieve returns similar to the
   Founders 200 Index and the remainder of this section has detailed disclosure about the
   Founders 200 Index. The following comments apply to this section:
    a) Please explain supplementally to the staff whether this Fund is seeking to operate as an index fund as the disclosure in Item 4 and elsewhere in the registration statement is unclear. For example, paragraph 7 of page 2 states that the Adviser will generally follow a sampling strategy, however, the second paragraph on page 14 states that the
       Fund is not an index fund. Please reconcile.
    Mr. Peter J. Shea, Esq.
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   August 19, 2025

    b) If the Fund intends to operate as an index fund, please revise Item 4 disclosure to
       summarize the Fund   s principal investment strategies and relocate
details about the
       investment thesis in Item 9 or the SAI as appropriate.
3. If the Fund is not operating as an index fund, as stated in the second paragraph on page 14 of the registration statement, then please revise Item 4 to remove excessive detail about the Founders 200 Index and other details about the Adviser's reasoning for investing in
   Founder-Led Companies to Item 9 or the SAI to ensure that the Fund's principal strategies are not obscured. Item 4 should contain a summary of how the Fund will achieve its investment objective, including identification of the types of securities in which the Fund invests as a principal strategy and any policy to concentrate. See Item 4.a.1 of Form N-
   1A.
    a) For example, the first paragraph on page 1 states that the Fund will invest in U.S.
       publicly traded equity securities of 95-125 Founder-Led Companies. Please define equity securities, including if this term refers to both common and preferred shares and/or convertible securities.
    b) The second sentence of the seventh paragraph on page 2 states that the Adviser may
       modify the Fund   s assets in order to achieve desired exposures and
downward
       protection for the Fund.    Please disclose in Item 4 or Item 9, as
appropriate, what
       instruments and methods (i.e., derivatives) the Fund may invest in to achieve these purposes.
    c) The fourth sentence of the seventh paragraph on page 2 states that the Fund may invest in securities outside of the Index. Please clarify if those could be investments in companies that are not Founder-Led Companies, if those assets could include something other than equity securities, and how the Adviser selects those
       investments.
    d) Please disclose generally how much the Fund is allocating its investments to companies included in the Index vs. investments that are not included in the Index.
    e) The fourth paragraph on page 3 states that the Fund may invest in foreign companies, but only if their securities are listed on U.S. Exchanges. Please disclose how the
       Fund is defining a foreign company in either Item 4 or Item 9.
4. The second paragraph under    Principal Investment Strategies    starting
with    [t]he Adviser
   believes... and industry affiliation    includes a detailed discussion about
the Adviser   s
   opinions about the potential returns of Founder-Led Companies. Please consider
   relocating this discussion further back into Item 4 or Item 9 after discussion of the criteria of how Founder-Led Companies are selected, so as not to impede or obscure investors'
   understanding of the Fund's investment strategy.
5. The disclosure on page 2 states that the    Adviser believes that applying a
fundamental
   rules-based methodology.... helps the Adviser see the Fund's investment eligible
   companies more clearly...    Please address the following: (1) clarify
whether the Adviser
   will be applying a rules-based methodology; (2) if so, disclose the rules-based methodology and how it will be applied, including if the methodology will be applied to
    Mr. Peter J. Shea, Esq.
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   August 19, 2025

   select investments that are a subset of Founder-Led Companies. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
6. The disclosure on page 2 states that    Founders are dynamic, requiring the
Adviser to build
   active elements into its fundamental, bottom-up investment process.
Please disclose how
   the Fund is defining    active elements   , how the Adviser    builds active
elements    into its
   management of the Fund, and if this is only referring to the Adviser's decision to sell an investment under the circumstances enumerated in the bulleted list following this disclosure. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
7. The disclosure on page 2 refers to a    fundamental, bottom-up investment
process   . Please
   disclose affirmatively whether the Adviser is using such a process, and if so, how the
   Fund/Adviser are defining such a process and how it is applied. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
8. The disclosure on page 2 states that the Fund will invest in a subset of Index components.
   Please disclose what criteria the Adviser will generally use to select such subset, and if the
   selection process includes the    fundamental rules-based methodology
and/or
      fundamental, bottom-up investment process    mentioned in the fourth and
fifth
   paragraphs on page 2. Please include a synopsis of this information in Item 4, and a more detailed explanation in Item 9, as applicable.
9. The disclosure on page 2 states that the    Fund is expected to perform in
line with broad
   equity markets   . Please delete or revise the disclosure, or otherwise
supplementally
   explain how such a statement is not potentially materially misleading.
10. The disclosure on page 2 states that the Fund    may sell portfolio
holdings of a company
    that has experienced a negative change in business circumstances, or participate in initial
    public offerings (   IPO   )   . Please clarify how the Fund is defining a
  negative change in
    business circumstances   . Second, is this disclosure meant to indicate
that the Fund will
    generally sell portfolio holdings of companies that will hold an IPO? If so, does the Fund intend to invest in privately offered securities? Please revise and clarify the disclosure.
    We may have additional comments.
11. The sixth paragraph on page 3 states that the Fund is non-diversified. If the Fund will operate as a non-diversified fund, please explain what that means in terms of the Fund's holdings.
The Founders 200 Index, pages 3-4
12. Please clarify in criteria 2 of the first paragraph entitled    Index
Universe & Component
    Selection    the time period over which a security must have average
trading volume of at
    least $2 million.
13. The section entitled    Index Weighting    on pages 3-4 describes that the
Index uses a
    modified market capitalization method that evaluates weightings based on two constraints that the top four securities may not exceed 6.25% and the weight of remaining securities may not exceed 5% each on rebalance, and a two-stage process for determining weighting of securities. Please disclose how the securities weightings are adjusted in Stage 1 or
    Mr. Peter J. Shea, Esq.
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   August 19, 2025

   Stage 2 and whether the Index Provider has discretion in adjusting any of the weights in
   Stage 1 or Stage 2.
14. The second sentence of the fourth paragraph on page 3 states that proceeds from an acquired security may be allocated on a pro rata basis into existing Index constituents.
   Please clarify whether this sentence applies to the Index constitution or how the Fund will adjust holdings based on acquisitions. If the latter, please move out of the Index constitution section.
15. The third sentence on page 1 discloses that the Founders 200 Index is owned and
    maintained by Pearl Street Indexes, LLC (   Pearl Street   ), an affiliate
of the Adviser.
    Please explain supplementally to the staff:
   a) How Pearl Street is affiliated with Adviser and if these entities share personnel that manage the Fund and create and maintain the Index;
   b) Whether any other clients utilize or pay for this Index; and
   c) What conflict of interest policies and procedures the Adviser, Pearl Street and any other related affiliate have adopted to address conflicts of interest in shared personnel managing this Fund and operating the Index.
   d) Please also supplementally confirm whether the Index has been constructed, and if so, provide the staff with a copy of the Index methodology.
16. The first paragraph under the section entitled    Principal Risks of
Investing in the Fund
   on page 4 states that the principal risks are listed below in alphabetical order. Principal risks should be presented in order of importance with the most significant risks appearing first. See ADI 2019-08-Improving Principal Risks Disclosure.
17. Please relocate the discussion of the Fund's temporary defensive positions from page 3 to
    Item 9 and Item 16.
18. The fifth sentence of the risk entitled    Equity Risk    on page 5
describes one aspect of
    large capitalization risk which is also separately discussed on page 6 in a section entitled
       Large-Capitalization Companies Risk   . Please consolidate the
descriptions of large
    capitalization risk in one comprehensive risk factor.
19. Please conform the disclosure in the section entitled    Index Risk    on
page 5 to align with
    any revisions to the principal strategy discussion regarding whether the Fund is an index fund, and if not, how it is actively managed.
20. The risk factor entitled    Industry Concentration Risk    on page 5 notes
that the Fund can
    concentrate and appears to reserve freedom of action to concentrate. With respect to the
    Fund   s concentration policy, Section 8(b)(1) of the 1940 Act, in relevant part, requires the
    prospectus to recite whether the Fund reserves freedom of action to, among other things, concentrate its investments, and if such freedom of action is reserved, the prospectus must include a statement briefly indicating, insofar as is practicable, the extent to which intends to concentrate its investments. Section 13(a)(3) of the 1940 Act provides, in relevant part, that the Fund may not, unless authorized by the vote of a majority of its outstanding voting securities, deviate from its policy in respect of concentration of investments in any
    Mr. Peter J. Shea, Esq.
   Page 5
   August 19, 2025

    particular industry or group of industries as recited in its registration statement. The First
    Australia Fund no-action letter (pub. avail. July 29, 1999), stands for the proposition that the circumstances under which changes to concentration and non-concentration would be made must be based on objective standards that are not in control of the registrant or any of its affiliates. How does the Fund intend to comply with Section 8(b)(1) in light of the
    First Australia Fund letter given that the Index Provider is affiliated with the Fund.
21. Page 6 lists investing in initial public offerings (   IPOs   ) as a
principal risk and states that
    the Fund may invest in IPOs. If investing in IPOs will be a principal strategy of the Fund, please disclose in Item 4 or Item 9, as appropriate.
22. Please supplementally advise the staff of the appropriate broad-based securities market index that the Fund anticipates using for its performance presentation. Management of the Fund, page 17
23. Founder ETFs, LLC is disclosed as the registered investment adviser for the Fund. Please supplementally confirm if this entity is in fact an SEC-registered investment adviser, and if not, the proposed timeframe for registration.
24. Under Item 10 on page 17, the registration statement discloses that    [w]e
at Founder ETFs
    aspire to help people live the American Dream by creating the world   s
best ETFs.    Please
    delete this disclosure or otherwise explain the basis for the language under Item 10 and how it is not potentially materially misleading.
PART C: OTHER INFORMATION
EXHIBITS
Declaration of Trust, Item 28(a)(2)
25. Please disclose the operative provisions of Article VIII, Section 2(a) and
(b) in an
    appropriate place in the prospectus.
26. Please revise Article VIII, Section 2(a)(iv) to explicitly specify that this section does not apply to claims arising under the federal securities laws. In disclosing these provisions in the prospectus, please disclose Section 2(a)(iv) of Article VIII and disclose that this subpart does not apply to claims arising under the federal securities laws.
27. Please revise Article VIII, Section 7(c) to state explicitly that the exclusive state jurisdiction provisions do not apply to claims arising under the federal securities laws.
    Please also disclose in an appropriate location in the prospectus this provision and the corresponding risks of such a provision even as to non-federal securities laws claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that this provision does not apply to claims arising under the federal securities laws.
28. If the phrase    or any other court in the State of Delaware    in Section
7(c) of Article VIII
    is meant to establish an exclusive federal court forum for claims arising under the federal securities, please clarify that in the Declaration of Trust. Also, please disclose in an appropriate place of the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and
    Mr. Peter J. Shea, Esq.
   Page 6
   August 19, 2025

   less favorable forum) and that there is a question of enforceability of such a provision
   since the Securities Act of 1933 (   Securities Act   ) and the 1940 Act
permit shareholders
   to bring claims arising from these Acts in both federal and state court.
29. Please disclose in an appropriate place in the prospectus that shareholders waive any right to trial by jury as specified in Section 7(c)(vii).

Item 28(b)- The By-Laws

30. Please add to Article V, Section 2 of the By-Laws that the indemnification of personnel in that section is also subject to Article VII of the Declaration of Trust.
31. Please supplementally confirm to the staff that indemnification under
Section 3 of the By-
    Laws will not be for disabling conduct as specified in Section 3(c) of Article of the
    Declaration of Trust.
SIGNATURE PAGE, Page C-4
32. The registration statement was signed by the Sole Trustee and President. Please note that
    Section 6(a) of the Securities Act requires registration statements to be signed by the principal executive officer, the principal financial officer, the principal accounting officer and a majority of the trustees. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a) once they are identified and appointed.

   GENERAL COMMENTS
33. We note that many portions of your filing are incomplete or are to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
34. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.
35. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
   In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                             * * * * *
 Mr. Peter J. Shea, Esq.
Page 7
August 19, 2025



If you have any questions prior to filing a pre-effective amendment, please call me at (303)
728-1037.
                                                            Sincerely,

                                                            /s/ Eileen Smiley

                                                            Eileen Smiley
                                                            Senior Counsel
cc:    Michael Kosoff, Assistant Director
       Thankam Varghese, Branch Chief